

Mail Stop 3561

July 16, 2009

Mr. Timothy W. Carnahan
President and Chief Executive Officer
CYIOS Corporation
1300 Pennsylvania Avenue, Suite 700
Washington, D.C. 20004

>   **Re: CYIOS Corporation**
>   **Item 4.01 Form 8-K**
>   **Filed July 15, 2009**
>   **File No. 000-27243**

Dear Mr. Carnahan:

We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K filed July 15, 2009

1.   Please revise the date on the cover page to represent the date of the earliest event reported.

2.   Please disclose whether Baum and Company resigned, declined to stand for re-election or was dismissed and the date thereof. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K.

3.   Please disclose whether Baum and Company's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit

scope, or accounting principles; and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

4.　　We note your disclosure that the board of directors made the decision to engage another auditor. Please revise to specifically disclose whether the decision to change accountants was recommended or approved by any audit or similar committee of the board of directors or by the board of directors in the absence of such a committee. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

5.　　Please disclose whether during the two most recent fiscal years and any subsequent interim period preceding the resignation, declination or dismissal of Baum and Company there were any disagreements with Baum and Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report, and if so provide the required disclosures. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

6.　　We note your disclosure that on or about July 10, 2009, your board of directors made the decision to engage Uma Basso with Jewett, Schwartz, Wolfe & Associates as your new independent auditors. Please clarify whether the board decided to engage Uma Basso or Jewett, Schwartz, Wolfe & Associates, In addition, please disclose the date you actually engaged Uma Basso or Jewett, Schwartz, Wolfe & Associates. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

7.　　Please revise your disclosure regarding the period during which there was no consultation with your new independent registered accountant. This period should include the past two fiscal years and the subsequent interim period through the date of the engagement. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

8.　　Please note that you are required to file an updated letter from Baum and Company stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

　　　　As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant